5/12


03050631

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Companhia De Transmissão De Energia Eletrica Paulista

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS


PROCESSED
MAY 29 2003
THOMSON
FINANCIAL

FILE NO. 82- 4980 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL (OTHER)*	☐
DEF 14A	*(PROXY)*	☐		

OICF/BY: dlw

DATE : 5/21/03

82-4980



TRANSMISSÃO PAULISTA

AR/S 12-31-02

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002

Companhia De Transmissão De Energia Electrica Paulista

FINANCIAL STATEMENTS AS AT DECEMBER 31 OF 2002

CONTENTS

F – Finance and Investors' Relations Executive Office

CD – Controller's Department

GTAD – General and Tax Accounting Division

Rua Bela Cintra 847 – 6o. – São Paulo

Tel: 3138-7560

BOARD OF DIRECTORS' REPORT - FINANCIAL STATEMENTS FOR THE YEAR ENDED 2002

Gentlemen Shareholders,

The Administration of CTEEP - Company of Transmission of Electric power From São Paulo, in consonance with the legal and statutory dispositions, comes to submit to the appreciation of V.Sas. the Report of the Administration and the correspondents Accounting Demonstrations regarding the social exercise contained on December 31, 2002, which are accompany of the Opinions engraved by the Independent Auditors and for Fiscal Council of the Company.

CTEEP operates a complex infra transmission structure, composed by 18,101 km of circuits, 100 substations in the middle of the operation, 449 transformers, 145 stations of microwaves, 1,400 km of cables of optic fibers, 108 central phone, transmission systems with capacity of transformation of 36,424 MVA, having transported in the year of 2002 the equivalent to 115,113 GWh.

We detached the operational and economical acting - financial of the Company that provided a Net profit in the exercise of R$ 168,137 thousand. In the form of Interests on the Own Capital, they were destined R$ 136,353 thousand to the shareholders of the Company and, as proposal, we are directing to the Ordinary General Assembly the distribution of R$ 12,782 thousand in the form of Additional Dividends.

In September of 2002, the Company with the Stock exchange of São Paulo - BOVESPA the Contract of Adhesion to the Differentiated Practices of Corporate Governança - Level 1. This adhesion enhances the transparency of the Company with their investors.

The works accomplished in 2002 provided significant enlargement and modernization of the park of existent transmission, resulting in increase of the installed capacity and larger reliability of the transmission system. The obtained results demonstrate the success of the politics implemented by the Administration, qualifying CTEEP as one of the most efficient companies of the section.

Mauro Guilherme Jardim Arce
President of Council of Administration

COMPANY PROFILE

CTEEP – Companhia de Transmissão de Energia Elétrica Paulista, a private corporate body, is a private and public joint stock company controlled by the Government of the State of Sao Paulo by means of the Finance State Secretariat, which holds 53% of the total common shares. Shareholders with significant interests, other than the State of Sao Paulo control block, are the Federal Union and ELETROBRAS which hold 15% and 10% of common shares, respectively.

The Company was organized by two different processes. Initially, there was the partial spin-off of Sao Paulo's concessionaires CESP and ELETROPAULO which originated, respectively in March 1999 and December 1997, the two transmission companies CTEEP – Companhia de Transmissão de Energia Elétrica Paulista and EPTE – Empresa Paulista de Transmissão de Energia Elétrica S.A. Later, on November 2001, EPTE was merged into CTEEP in order to strengthen and provide a better usage of the electric power transmission system in the State of Sao Paulo.

The Company is currently known in the market as Transmissão Paulista, and its mission is to operate, keep, expand and exploit electric power transmission systems, with excellence in services rendered, an adequate return for shareholders, users' satisfaction and environmental respect, contributing for the social and economic development of the community.

In order to serve the prosperous market along its 11,617 Km of transmission lines covering the entire State of Sao Paulo, the Company controls its electric system by means of four computer-linked operation centers responsible for coordinating, supervision and controlling operations.

The System Operation Center – COS, located in the Substation Bom Jardim in the municipality of Jundiaí, State of Sao Paulo, is interconnected to other three Regional Operation Centers – CROs located in Bauru, Cabreúva and in the city of Sao Paulo, as well as to the National System Operation Center – CNOS, located in Brasilia, Federal District.

In addition to supervising and controlling the transmission network at voltages 230 kV and higher, the System Operation Center coordinates and supervises operations of the Regional Centers, and has an agreement with the National System Operator – ONS to coordinate, supervise and control generation activities of plants located in the State of Sao Paulo.

The Company has its own telecommunications system to meet operational, corporate and maintenance needs, both for voice and low-speed data communication. This system, named SINTEL (Integrated Telecommunications System) has 1,400 Km of OPGW cables and over 300 telecommunication sites, covering the entire area of the State of Sao Paulo.

ACTIONS TAKEN – TRANSMISSION SYSTEM

The year of 2002 was important for the growth of installed capacity, modernization of existing complex and increase of transmission system's reliability, all made possible due to improvements made at the Company's facilities.

The facilities energized in 2002, at substations – SE Sumaré and Edgard de Souza, provided a total increase of 400 MVA in the installed capacity of the transmission system.



AT SE Sumaré, a second bank of transformers at 440/138 kV was installed, providing 300 MVA of additional transforming capability due to the increased power resulting from transmission line LT Taquaruçu-Assis, that started its operations at 440 kV. This improvement helped to increase the load serving capability in the Metropolitan Area of Campinas.

At SE Edgard de Souza, the replacement of 2 banks of transformers at 230/88 kV, of 100 MVA each, was completed with no outage. The transformers were replaced with 2 transformers of 150 MVA each, providing greater load serving reliability at West Region and the Great Sao Paulo area and increasing transforming capability by 100 MVA.

The implementation works for Transmission Line Chavantes – Botucatu, with 137 Km and interconnecting Substations of Chavantes and Botucatu at 230 kV, also started in 2002. The concession of this Transmission Line was obtained in an auction organized by the National Agency of Electric Energy – ANEEL; it is scheduled to be energized in 2003 and plays an important role in the interconnection of South and Southeast subsystems.

The implementation works for the 3rd circuit of the transmission line interconnecting Substations Tijuco Preto and Furnas to SE Baixada Santista, at 345 kV and 26.5 Km long started in 2002, according to authorization issued by ANEEL. Energization is scheduled for 2003 and will increase the energy flow capacity at interconnection South-Southeast.

Also regarding the system's expansion, there are works in progress to enlarge Substations Miguel Reale and Interlagos that will increase the Company's transforming capability by 1,300 MVA.

Two banks of transformers at 345/138-88 kV and 400 MVA each will be installed at SE Miguel Reale, providing an additional transforming capability of 800 MVA and helping to increase load serving reliability at the Downtown areas of Sao Paulo city. This improvement is scheduled to be energized in 2003.

At SE Interlagos, the energization of a bank of 345/230 kV autotransformers is scheduled for 2003 in order to increase the installed capacity by 500 MVA, thus making it more reliable regarding loads served to the Southern area of Sao Paulo city.

As for the system's modernization, actions taken at SSC – Supervision and Control System and the Company's Protection Systems are worth mentioning. The implementation of a backup system was very important because it allowed for substations to be managed at each Regional Operation Center and at the COS – System Operation Center, in addition to meeting SSC contingency needs.

Equally important was the implementation of a process to modernize protection systems by introducing digital technology features at 440 kV bay protections, 440/138 and 230/138 kV transformers and bus-bar protections with circuit breaker fault device.

In addition to operating and maintaining its own system, the Company is becoming known for services rendered to other electric power utility concessionaires, especially operation and maintenance of Transmission Line Taquaruçu-Assis-Sumaré at 440 kV and 502 Km long rendered to ETEO – Empresa de Transmissão do Oeste, which is the owner of such line.

In 2002, in addition to modernizing, enlarging and making the system more reliable, the Company continued its search for excellence in quality of services rendered and certified 522 operators, covering the System Operation Center – COS, the three Regional Operation Centers – CRO and substations, in compliance with the guidelines of the National System Operator – ONS.

SYSTEM'S PEFORMANCE INDICATORS

Below are the main technical indicators that reflect transmission system's reliability:

DREQ – Equivalent Outage Duration, which indicates the equivalent duration of interruption of peak demand in 2002, totaled 2.1948 minutes; and

FREQ – Equivalent Outage Frequency, which indicates the number of times peak demand was interrupted in 2002, presented a rate of 0.1992.

ACTIONS TAKEN – MANAGEMENT

In recent years and particularly in 2002, the Company has made significant progress in strengthening and modernizing its information and managerial systems, with substantial increases of productivity and streamlining.

In order to replace the mainframe platform, the Company migrated to integrated network servers and increased the number of interconnected sites in the State. Actions were taken to improve security for data treatment and storage and a new management system was implemented throughout the Company.

The corporate network was expanded from 19 to 35 locations that now have access to the Corporate Portal and to all information systems of the Company, resulting in cost reduction and more agile internal processes. By the end of 2002, more than 90% of employees used e-mail.

Information Technology improvements have also allowed for a maximum of information about bidding processes to be made available via Internet, with more vendors taking part and a consequent reduction in prices.

ACTIONS TAKEN – INVESTORS RELATIONS

Transmissão Paulista adopts Level 1 of Corporate Governance

The Company was the first electric power company in the State of Sao Paulo to formally adopt Corporate Governance practices by entering into the Agreement of Adoption of Unique Corporate Governance Practices – Level 1 with the Sao Paulo Stock Exchange – BOVESPA, on September 18, 2002.

By doing so, the Company, whose preferred shares are included in IBOVESPA, now also takes part in the Index of Shares with Corporate Governance (IGC), which measures performance of companies under BOVESPA's Corporate Governance Program.

With such initiative, the Company restates its commitment with transparent information, customer-oriented quality, economic efficiency, return to shareholders and effective accomplishment of its institutional mission.



FINANCIAL AND ECONOMIC PERFORMANCE

Operational and Economic Framework

The main source of income of the Company is originating from the use of his/her transmission system for the dealerships of public service of electric power. Their annual incomes, linked to the facilities of Basic Net and of Connection, they were readjusted through Resolutions of ANEEL, along the exercise of 2002, implicating medium readjustment of 7.7% previously regarding the levels practiced. Beyond of that effect, the entrance in operation of new enterprises in 2002 raised additional income of R$ 21,230 thousand in the exercise, contributing to the total increase of 8.1% in the income regarding 2001.

In 2002, Gross Operating Revenue reached R$ 768,586 thousand which resulted in Net Operating Revenue of R$ 720,708 thousand after deducting direct charges and taxes.

Operating Expenses that can be directly managed by Management, totaling R$ 377,640 thousand accounted for 52.4% of Net Operating Revenue.

Company had a Net Income of R$ 168,137 thousand 2002, equivalent to R$ 1.13 per thousand shares. Company's Cash Generation, expressed by Service Income plus Depreciation, totaled R$ 277,472 thousand, representing a margin of 38.5% on Net Operating Revenue.

Income Analysis

Considering that EPTE was merged into CTEEP on November 10, 2001, the statement shown below refers to the year of 2001 and includes CTEEP's figures added to those of EPTE, in order to allow for a comparative assessment of Company performance in the years of 2002 and 2001.

Income Statement for the Years ending on December 31

	R$ Thousand	
	2002	2001 Virtual
OPERATING REVENUE	768.586	710.898
Deductions from Operating Revenue	(47.878)	(42.823)
NET OPERATING REVENUE	720.708	668.075
OPERATING EXPENSE	(604.458)	(583.081)
SERVICE INCOME	116.250	84.994
FINANCIAL INCOME	68.435	49.359
OPERATING INCOME BEFORE INTEREST ON CAPITAL	184.685	134.353
Interest on Own Capital	(136.353)	(32.157)
OPERATING INCOME AFTER INTEREST ON CAPITAL	48.332	102.196
NON-OPERATING INCOME	(1.835)	(5.832)
INCOME FOR THE YEAR BEFORE SOCIAL CONT. AND INC. TAX	46.497	96.364
Social Contribution and Income Tax	(14.713)	(31.011)
Reversal of Interest on Own Capital	136.353	32.157
NET INCOME FOR THE YEAR	168.137	97.510



The Service Income for 2002 is 36.8% higher than that obtained in 2001, showing a significant improvement of the Company's operating performance, whose net operating margin went from 12.7% in 2001, to 16.1% in 2002.

Operating Income in 2002, before Interest on Own Capital, was 37.5% higher than in 2001, confirming the Company's improved operating performance.

As a result of Company's strategy and its operations management, Net Income in 2002 reached R$ 168,137 thousand, with an improvement of 72.4% when compared to the consolidated virtual figure of 2001.

This significant economic and financial performance allowed the Company to apportion R$ 136,353 thousand to its shareholders as Interest on Own Capital, instead of the R$ 32,157 thousand distributed in the previous year.

From the Net Income for the year in 2002, Management proposed a distribution of R$ 149,135 thousand to shareholders, including R$ 136,353 thousand as Interest on Own Capital and R$ 12,782 thousand as Additional Dividends. The proposed distribution corresponds to a full distribution of income, after deducting only legal and statutory reserves, and means a distribution of 88.7% of the Net Income for the year.

Capital Market

In 2002, 31,261 transactions with shares were carried out at BOVESPA – Sao Paulo Stock Exchange, with a total volume of R$ 236,610 thousand.

As for ADR (American Depositary Receipt) programs – Level 1, at the end of 2002 the Company's shareholding included 45,389 ADR referring to preferred shares and 12,333 ADR for common shares. In the existing programs, each ADR is equivalent to 3,000 shares of the corresponding type.

Throughout 2002, IBOVESPA had a 17.0% decrease. In the same period, the value of Company's common shares increased by 5.8%, whereas preferred shares decreased by 13.7%.

INSTITUTIONAL ACTIONS TAKEN

Research & Development Programs

After entering into the concession agreement with ANEEL in 2001, Company became part of the group of companies in the electric power industry that invest 1% of their net operating revenue in Research & Development.

The first Research & Development Program of the Company was approved by ANEEL in May of 2002. Its goal is to reduce asset management risks, decrease instances of non-available services and cost of operations and improve technical performance in the areas of automation, monitoring, transmission lines and power systems.

Such Program, which refers to 2001/2002 Cycle is composed of 19 projects distributed among 5 research line segments, totaling expenditures of approximately R$ 3,200 thousand.

In December of 2002, the Company submitted the second Research & Development Program referring to 2002/2003 Cycle to ANEEL. The 24 projects that make up this Program will add knowledge and technology to the areas of resource planning, information technology, power systems, transmission lines, automation and substations.

ACTIONS TAKEN - ENVIRONMENT

Respecting the environment has been one of the Company's priorities. In 2002, the Company was granted ISO 14001/96 international certification for Substation of Santa Barbara D'Oeste, located in the rural area of the municipality of Santa Barbara D'Oeste, and for Substation Xavantes, located in the city of Sao Paulo. Certifications were granted in May and September of 2002, respectively. Based on their requirements, an implementation plan was prepared for the other facilities seeking environmental certification for all substations of the Company.

In addition to progressively increasing the number of Company sites with environmental management systems implemented, the Company has also tried to minimize the impact of its new projects on nature. An important effort was the construction of the second circuit of existing LT 230 kV Chavantes-Botucatu and launching the third circuit in existing towers of LT 345 kV Baixada Santista - Tijuco Preto which crosses the mountain range Serra do Mar.

Using the respect for the environment as a common ground for its actions, in December 2002 the Company entered into the Instrument of Agreement of Environmental Conduct with the State Environment Secretariat, applicable to its entire transmission system. As a result, the Company undertook to reforest 273 hectares of land with native species in certain conservation units.

ACTIONS TAKEN – QUALITY SERVICE

Aiming for international and domestic recognition in excellence of services rendered, in 2002 the Company increased the number of procedures certified under NBR ISO 9000, and migrated from standard ISO 9002: 1994 to its latest version, ISO 9001: 2000.

In October 2002, the System Operation Center and the Regional Operation Center of Sao Paulo were recommended for certification under the new ISO 9001: 2000 standard.

The System Operation Center located at Bom Jardim Substation, in Jundiaí, which was the first COS to be granted a certification under ISO 9002: 1994 standard in Latin America, had its certification renewed in march 2002 under the same version of the standard. After an intense work of awareness building, training and internal audits, in October of 2002 the process of Coordination, Supervision and Real Time Control of Operations of Electric, Power and Water System was recommended for certification under the new ISO 9001: 2000 standard.

The Regional Operation Center of Sao Paulo, which was awarded a certification under ISO 9002: 1994 in March 2001, was granted certification under the new ISO 9001: 2000 standard. This also took place in October of 2002, for the Coordination, Supervision and Real Time Control of Operations of Electric System.

Since the Electric System Operation is a strategic process, the Company extended the Quality System implementation to the whole process of real time operation, and in May 2002 Regional Centers of Bauru and Cabreuva were granted certification under new ISO 9001: 2000 standard.



EDUCATIONAL ACTIONS FOR HUMAN RESOURCES

In December 2002, the Company had 3,219 employees, 79.4% of them working in the technical area. Employees are distributed among the various regions of Sao Paulo State; 53.7% located in the interior and 46.3% in the capital.

The Company's priority in its Human Resources Policy was professional skills development and showing respect for its employees; this was done through a Corporate Education Program focused on institutional aspects, management, technology and information technology. These four areas include five training levels, from basic to development, and allowed for massive attendance with 117,358 man-hours of training in 2002, which is equivalent to an average of 36.5 hours of training per employee.

ACTIONS FOR THE COMMUNITY

Aware of its social responsibility in the community it operates, Company has been steadily broadening and strengthening its Citizenship Program with a wide support from its employees.

In addition to 10 existing projects (Monitoring, Living with Retirement, Chemical Dependency, Efficiency, Small Interns, Task Forces, Community Vegetable Garden, ICC – Institute for Children Citizenship, Orchard and Transmitting Health), in 2002 the Company created project Energy, Art & Culture.

Energy, Art & Culture project helped to restore the cathedral Catedral da Sé and to modernize the façade of Faculdade de Medicina (Medical School), historical landmarks essential to preserve the culture and improve the downtown area of Sao Paulo city.

TRANSMISSÃO PAULISTA

CNPJ 02.998.611/0001-04
PUBLICLY-HELD COMPANY

SOCIAL BALANCE SHEET

The schedule below has information about the economic and social performance of the Company.

(In thousands of Reals)

1. Basis for calculation (amounts)	2002	2001
Net Revenue (RL)	720.708	421.398
Operating Income (RO)	116.250	42.569
Gross Payroll (FPB)	290.709	198.415

2. In-company Social Indicators	Amt.	% of FPB	% of RL	Amt.	% of FPB	% of RL
Food	9.254	3,2	1,3	5.469	2,7	1,3
Mandatory Social Charges	61.066	21,0	8,5	37.290	18,8	8,8
Pension Plan	10.942	3,8	1,5	8.096	4,1	1,9
Health	9.534	3,3	1,3	7.419	3,7	1,8
Education	4.477	1,5	0,6	3.130	1,6	0,8
Day-care Assistance	133	-	-	61	-	-
Profit sharing	7.136	2,5	1,0	7.272	3,7	1,7
Others	543	0,2	0,1	161	0,1	-
Total	**103.085**	**35,5**	**14,3**	**68.898**	**34,7**	**16,3**

3. External Social Indicators	Amt.	% of RO	% of RL	Amt.	% of RO	% of RL
Contributions for the Community regarding: education, culture, health, sanitation, housing, sports, entertainment, day-care, food, energy conservation, donations and other	1.041	0,9	0,1	534	1,3	0,1
Taxes (except for social charges)	39.247	33,8	5,4	19.371	45,5	4,6
Total Contribution for the Community	**40.288**	**34,7**	**5,5**	**19.905**	**46,8**	**4,7**

4. Environmental Indicators	Amt.	% of RO	% of RL	Amt.	% of RO	% of RL
Related to company's operations	373	0,3	0,1	427	1,0	0,1
External programs and/or projects	4	-	-	76	0,2	-
Total Investment in the Environment	**377**	**0,3**	**0,1**	**503**	**1,2**	**0,1**

5. Staff Indicators	2002	2001
Number of employees at the end of year	3.219	3.201
Number of hires during the year	98	14
Number of employees over 45 (age)	947	789
Number of women who work at the company	360	369
% of management positions held by women	8,0	6,9
Number of disabled employees	14	13

6. Significant Information for the exercise of of Busines Citizenship	2002	2001
Ratio between highest and lowest compensation	27 times	30 times
Total number of occupational accidents	21	26
Social and enviromental projects developed by the Company were defined by:	Officers & Managers	Officers & Managers
Safety and health standards at the work environment were defined by:	Officers & Managers	Officers & Managers
Pension plan applies to:	All employees	All employees
Profit sharing applies to:	All employees	All employees
When selecting suppliers, the same standards for ethics, social and environmental responsability adopted by Company:	Are suggested	Are suggested
Employees' participation in volunteer work programs is:	Supported by Co.	Supported by Co.

The Board of Directors



TRANSMISSÃO PAULISTA

CNPJ 02.998.611/0001-04
PUBLICLY-HELD COMPANY

BALANCE SHEETS AS AT DECEMBER 31

(In thousands of Reals)

	2002	2001
ASSETS		
CURRENT		
Cash and Banks		
Available cash	7.235	2.839
Investments	368.166	265.562
	375.401	268.401
Credits, amounts and goods receivable		
Trade receivables	93.708	81.109
Warehouse	20.871	21.565
Receivables - Finance Secretariat	34.903	76.709
Taxes and Contributions recoverable	21.172	3.310
Escrows and restricted deposits	2.832	2.364
Other	7.198	7.653
	180.684	192.710
Prepaid expenses	5.255	984
	561.340	462.095
LONG-TERM RECEIVABLES		
Credits, amounts and goods receivable		
Receivables - Finance Secretariat	153.584	118.481
Disposal of assets and rights	78.882	78.882
Allowance for doubtful accounts	(78.882)	(78.882)
Deferred income tax and social contribution	73.789	55.593
Escrows and restricted deposits	42.840	20.069
Other	2.905	2.905
	273.118	197.048
PERMANENT ASSETS		
Investments	4.245	14.194
Fixed Assets		
In service	5.121.092	5.106.033
Accumulated depreciation	(2.117.942)	(1.966.644)
	3.003.150	3.139.389
Under construction	435.711	313.071
	3.438.861	3.452.460
Special obligations	(32.313)	(27.765)
	3.406.548	3.424.695
	3.410.793	3.438.889
TOTAL ASSETS	4.245.251	4.098.032

Explanatory notes attached hereto are an integral part of these balance sheets.



TRANSMISSÃO PAULISTA

CNPJ 02.998.611/0001-04
PUBLICLY-HELD COMPANY

BALANCE SHEETS AS AT DECEMBER 31

(In thousands of Reals)

	2002	2001
LIABILITIES		
CURRENT		
Trade payables	25,690	17,941
Taxes recoverable	15,744	11,351
Borrowings, financing operations and debt charges	40,380	28,753
Consumer charges	3,932	3,193
Salaries and social contributions	10,463	7,726
Employee opportunity program	2,419	4,321
Estimated obligations	33,739	35,596
Provisions for fiscal and tax charges	24,886	13,186
Payables	34,433	20,643
Interest on own capital/Dividends	58,669	43,789
Other	17,287	5,913
	267,642	192,412
LONG-TERM LIABILITIES		
Borrowings and financing operations	92,913	81,890
Payables	196,152	177,839
Deferred income tax	16,374	16,374
Provisions for contingent liabilities	149,568	112,146
Other	4,633	4,633
	459,640	392,882
DEFERRED INCOME	168,435	185,421
SHAREHOLDER` EQUITY		
Share apital	462,000	462,000
Capital reserves	2,592,369	2,592,369
Surplus reserve	132,677	200,028
Retained earnings	161,822	72,254
	3,348,868	3,326,651
Funds for capital increase	666	666
	3,349,534	3,327,317
TOTAL ASSETS	4,245,251	4,098,032

Explanatory notes attached hereto are an integral part of these balance sheets.



TRANSMISSÃO PAULISTA

CNPJ 02.998.611/0001-04
PUBLICLY-HELD COMPANY

INCOME STATEMENTS FOR YEARS ENDING ON DECEMBER 31 (In thousands of Reals)

	2002	2001
OPERATING REVENUE		
Revenue from use of power system	759,072	437,977
Other revenues	9,514	10,926
	768,586	448,903
DEDUCTIONS FROM OPERATING REVENUE		
Quota for global reversal reserve - RGR	(19,255)	(11,086)
COFINS	(23,063)	(13,467)
PIS/PASEP	(5,450)	(2,918)
ISS	(110)	(34)
	(47,878)	(27,505)
NET OPERATING REVENUE	720,708	421,398
COST OF OPERATION SERVICE		
Personnel	(58,249)	(40,113)
Materials	(8,589)	(1,801)
Third party services	(31,306)	(6,987)
Depreciation	(149,945)	(85,293)
	(248,089)	(134,194)
Gross Operating Profit	472,619	287,204
OPERATING EXPENSE		
Personnel	(212,452)	(146,371)
Employee Opportunity Program	(1,671)	(6,767)
Materials	(11,189)	(11,381)
Third party services	(41,422)	(40,205)
Depreciation	(11,277)	(5,942)
Provissions for contingent liabilities	(32,604)	(30,826)
Social security contingencies	(32,992)	-
Other expenses	(12,762)	(3,143)
	(356,369)	(244,635)
SERVICE INCOME	116,250	42,569
EQUITY IN THE EARNINGS OF OTHER COMPANIES	-	6,704
FINANCIAL INCOME		
Amortization of negative goodwill	16,985	18,118
Revenue	68,284	41,768
Expense	(19,031)	(15,950)
Net inflation and exchange gains or losses on monetary items	2,197	(2,583)
Interest on own capital	(136,353)	(32,157)
	(67,918)	9,196
OPERATING INCOME	48,332	58,469
Non-operating income	10,292	2,510
Non-operating expense	(12,127)	(5,230)
NON-OPERATE INCOME	(1,835)	(2,720)
INCOME BEFORE SOCIAL CONTRIBUTION AND INCOME TAX	46,497	55,749
Social Contribution	(893)	(5,025)
Income Tax	(13,820)	(11,922)
INCOME BEFORE REVERSAL OF INTEREST ON OWN CAPITAL	31,784	38,802
Reversal of interest on own capital	136,353	32,157
NET INCOME FOR THE YEAR	168,137	70,959
Net income per thousand shares - R$	1.13	0.48

Explanatory notes attached hereto are an integral part of these balance sheets.



STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDING ON DECEMBER 31, 2002 AND 2001

(In thousands of Reals)

DESCRIPTION	SHARE CAPITAL	RESERVES OF		RETAINED EARNINGS	SUBTOTAL	FUNDS FOR CAPITAL INCREASE	TOTAL
		CAPITAL	SURPLUS				
Balances as at December 31, 2000	**242,001**	**1,189,106**	**191,645**	**72,486**	**1,695,238**	**666**	**1,695,904**
Realization of unrealized income reserve	-	-	(4,511)	4,511	-	-	-
Tax incentives - FINAM	-	634	-	-	634	-	634
Balances resulting from takeover of EPTE	572,424	1,429,866	2,295	(57,599)	1,946,986	-	1,946,986
Retirement of investments in controlled companies	(352,425)	(27,237)	-	-	(379,662)	-	(379,662)
Adjustments - CVM Resolution - 371/00	-	-	-	57,367	57,367	-	57,367
Net income for the year	-	-	-	70,959	70,959	-	70,959
Income distribution approved at EGM of 10/31/01							
Interest on owm capital	-	-	-	(20,000)	(20,000)	-	(20,000)
Income appropriation proposed at AGM of 04/26/02							
Legal reserve	-	-	3,548	(3,548)	-	-	-
Statutory reserve	-	-	7,051	(7,051)	-	-	-
Interest on owm capital	-	-	-	(12,157)	(12,157)	-	(12,157)
Additional dividends	-	-	-	(32,714)	(32,714)	-	(32,714)
Balances as at December 31, 2001	**462,000**	**2,592,369**	**200,028**	**72,254**	**3,326,651**	**666**	**3,327,317**
Realization of unrealized income reserve	-	-	(4,354)	4,354	-	-	-
Negative basis for social contribution on net income	-	-	-	3,215	3,215	-	3,215
Net income for the year	-	-	-	168,137	168,137	-	168,137
Appropriation of interest on owm capital							
BDM - 06/24/02	-	-	(54,353)	-	(54,353)	-	(54,353)
BDM - 09/23/02	-	-	(32,000)	-	(32,000)	-	(32,000)
BDM - 12/16/02	-	-	-	(50,000)	(50,000)	-	(50,000)
Income appropriation proposed at AGM of 04/25/03							
Legal reserve	-	-	8,407	(8,407)	-	-	-
Statutory reserve	-	-	14,949	(14,949)	-	-	-
Additional dividends	-	-	-	(12,782)	(12,782)	-	(12,782)
Balances as at December 31, 2002	**462,000**	**2,592,369**	**132,677**	**161,822**	**3,348,868**	**666**	**3,349,534**

BDM - Board of Directors' Meeting

Net equity per thousand shares - R$ 22.44

Explanatory notes attached hereto are an integral part of these balance sheets.

TRANSMISSÃO PAULISTA

CNPJ 02.998.611/0001-04
PUBLICLY-HELD COMPANY

STATEMENT OF CHANGES IN FINANCIAL POSITION FOR YEARS ENDING ON DECEMBER 31
(In thousands of Reals)

	2002	2001
SOURCE OF FUNDS		
From Operations		
Net income for the year	168,137	70,959
Expenses (revenues) that do not affect the Working Capital:		
Depreciation	161,222	91,235
Long-term inflation and exchange gains or losses on monetary items	10,187	(9,209)
Retirement of permanent assets	11,025	3,635
Amortization of negative goodwill	(16,985)	(18,118)
Equity in the eamings of other companies	-	(6,704)
Deferred income tax and social contribution	(19,691)	(10,465)
Provision for contingent liabilities	35,083	35,459
	348,978	156,792
Third parties		
Borrowings and financing operations	-	2,801
Transfers from current to long-term liabilities	564	-
Adjustments CVM Resolution - 371/00	-	7,939
Negative basis for social contribution on net income	3,215	-
Transfers from long-term current assets	27,291	14,751
Takeover account	-	77,561
	31,070	103,052
Total source of funds	380,048	259,844
APPLICATION OF FUNDS		
In long-term assets	14,584	9,713
In fixed assets	117,168	52,017
In interest on owm capital/additional dividends	149,135	64,871
Transfers from long-term to current liabilities	56,432	21,438
Fundação CESP - surplus	11,203	-
Adjustments - Net working capital	7,511	17
Total application of funds	356,033	148,056
INCREASE IN NET WORKING CAPITAL	24,015	111,788
STATEMENT OF CHANGES IN NET WORKING CAPITAL		
Current Assets		
In the beginning of year	462,095	266,634
At the end of year	561,340	462,095
Increase in current assets	99,245	195,461
Current Liabilities		
In the beginning of year	192,412	108,739
At the end of year	267,642	192,412
Increase in current liabilities	75,230	83,673
INCREASE IN NET WORKING CAPITAL	24,015	111,788

Explanatory notes attached hereto are an integral part of these balance sheets.

TRANSMISSÃO PAULISTA

CNPJ 02.998.611/0001-04
PUBLICLY-HELD COMPANY

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

AS AT DECEMBER 31 OF 2002 AND 2001

(In thousands of Reals)

1. BUSINESS OF THE COMPANY

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista ("Company") is an Electric Energy Utility Company located in the State of Sao Paulo that operates electric power transmission lines and substations and has its activities regulated and inspected by the National Agency of Electric Energy – ANEEL. It was organized in February 4, 1999, and on March 30, 1999 an Extraordinary General Meeting approved the incorporation of part of the assets of CESP – Companhia Energética de São Paulo into the Company, as a result of CESP's partial spin-off.

The Company started its business operations on April 1, 1999 and its main activity is the planning, construction and operation of electric power transmission systems, as well as research and development programs in connection with energy transportation and other activities related to available technology, either directly or in collaboration with government or private entities.

On October 31, 2001, Extraordinary General Meetings were held and both the shareholders of EPTE – Empresa Paulista de Transmissão de Energia Elétrica S.A. and those of the Company have resolved for the taking over of EPTE by the Company, which became effective on November 10, 2001.

The Company is a publicly held company controlled by the Government of the State of Sao Paulo.

2. CORPORATE GOVERNANCE

In September of 2002, the Company adopted the unique practices of Corporate Governance – Level 1, of BOVESPA – Sao Paulo Stock Exchange. As a result, the Company, whose preferred shares are included in IBOVESPA – BOVESPA's Stock Index, started also to take part in the IGC – Corporate Governance Index.

The obligations undertaken as a result of such adoption ensure greater transparency of the Company for the market, investors and shareholders, rendering it easier to monitor actions taken by management and the controlling shareholder.

3. PRESENTATION OF FINANCIAL STATEMENTS

Financial statements have been prepared in agreement with accounting policies issuing from the Brazilian Corporate Law, regulations laid down by the Brazilian Securities and Exchange Commission – CVM, and rules of specific laws applicable to electric power utility concessionaires set forth by the National Agency of Electric Energy – ANEEL.

These financial statements are in compliance with the principles, methods and criteria adopted by the Company as of the end of the fiscal year of 2001.

Reclassifications were made to the financial statements' accounts of 2001 aiming at a better presentation and comparison.



4. SUMMARY OF MAIN ACCOUNTING PRACTICES

4.1. Specific Accounting Practices

a. Financial Charges and Inflation and Exchange Gains or Losses

As set forth under Accounting Instructions 6.3.10, item 4, of the Accounting Manual for Electric Power Utility Companies, interest and other financial charges and inflation and exchange gains or losses in connection with borrowings from third parties effectively invested in property, plant and equipment under construction are recorded in this subgroup as cost.

4.2. General Accounting Practices

a. Investments

Investments are recorded at cost, with corresponding accrued interest earned until the balance sheet date.

b. Trade Receivables

It includes amounts invoiced for the use of connection and basic systems by electric power utility concessionaires and companies interconnected to such systems.

c. Warehouse

Materials at the warehouse are valued and recorded at their average purchase cost, which does not exceed their replacement value. Materials meant for construction are recorded under fixed assets under construction.

d. Fixed Assets

Items that are part of Fixed Assets are recorded at their purchase and/or construction cost, adjusted for inflation until December 31, 1995, plus Complementary Monetary Correction – CMC created by Law 8200, of June 28, 1991, interest on own capital until December 31, 1998, financial charges, inflation and exchange gains or losses on borrowings and financing operations linked to the constructions in course, minus accumulated depreciation and amortization.

Depreciation is determined by the straight-line method based on annual rates going from 2% to 8.3% for assets linked to the transmission system, 10% for furniture and fixtures and 20% for vehicles, pursuant to Resolution 002, of December 24,1997, updated by Resolution 44, of March 17, 1999, issued by the National Agency of Electric Energy – ANEEL.

e. Assets and Liabilities subject to Adjustment for Inflation/Exchange Variations

When subject to some for of adjustment, assets will be adjusted based on indexes established in law or in contract, up to the balance sheet date.



f. Deferred Income

Balance of unamortized negative goodwill in connection with investment appraised according to the equity accounting method at the then controlled company EPTE – Empresa Paulista de Transmissão de Energia Elétrica S.A. merged into the Company on November 10, 2001.

The amortization of such negative goodwill is done on a monthly basis, and the term was established based on the concession period of the then controlled company, which would end on December of 2012.

g. Social Contribution and Income Tax

Social contribution and Income tax are determined pursuant to the applicable law based on net income, adjusted by adding nondeductible expenses, deducting nontaxable revenues and adding and/or deducting temporary differences.

h. Interest on Own Capital

Interest on own capital is shown as appropriation of net income, directly on shareholders' equity, and treated as a financial expense for tax purposes, reducing the tax basis for income tax and social contribution on net income for the period.

i. Net Income per Thousand Shares

It is determined considering the amount of shares of paid-in capital on the balance date.

5. INVESTMENTS

Investments are basically composed of certificates of deposit whose financial agent is Banco Nossa Caixa S.A.

Investment Type	2002	2001
RDB/CDB Floating CDI	368,166	216,822
CDB/Fixed Term	-	48,740
	368,166	265,562

6. TRADE RECEIVABLES

Our clients are Electric Power Utility Concessionaires.

	2002	2001
Basic System	62,686	53,401
Connection	31,022	27,708
	93,708	81,109

7. RECEIVABLES - FINANCE SECRETARIAT

	2002			2001
	Current	Long Term	Total	Total
Benefits - Law 4.819/58	26,245	72,175	98,420	95,800
Credit Rights Assignment Agreement	-	-	-	56,500
Agreement for Acknowledgement and Consolidation of Obligations	7,168	61,522	68,690	40,672
Disposal of Real Property	1,490	12,788	14,278	-
Other	-	7,099	7,099	2,218
	34,903	153,584	188,487	195,190

7.1. Benefits – Law 4,819/58

Amounts referring to advances made by CESP – Companhia Energética de São Paulo, from November of 1981 to May of 1983, in order to pay benefits for employees under the State of Sao Paulo Retirement and Pension Plan, pursuant to State Law 4,819/58.

As a result of CESP's partial spin-off, such credits were transferred to the Company, and an agreement was entered into with the State Finance Secretariat on August 06, 1999, to receive such amount in 84 monthly installments, adjusted according to the variation of the General Market Price Index – IGP-M, plus interest of 6% p.a., beginning on September 1999 and scheduled to end on August 2006.

7.2. Agreement for Acknowledgment and Consolidation of Obligations

On May 02, 2002, an Agreement of Acknowledgement and Consolidation of Obligations was entered into with the State Finance Secretariat, in which the State acknowledges and admits that it owes the Company the amounts corresponding to disbursements originally made by CESP – Companhia Energética de São Paulo, from 1990 to 1999, for the payment of complementation of retirement and pensions resulting from benefits provided under State Law 4,819/58, and the amount so admitted is adjusted for inflation up to January of 2002, pursuant to the variation of UFESP, and as of February of 2002, pursuant to the monthly variation of IGP-M, plus 6% p.a. Reimbursement will be made in 120 monthly and successive installments, starting on August 01, 2002 and scheduled to end on July 1, 2012.

7.3. Disposal of Real Property

On July 31, 2002, a Private Instrument of Settlement was executed, including a promise of real property disposal, acknowledgement of obligations and commitment to pay, with the State Finance Secretariat, by which the State acknowledges and admits that it owes R$12,243 thousand to the Company corresponding to the market value of the total area of the real property occupied by the State and partially used to build prison units named "Cadeião".

The State undertakes to reimburse the Company for the total amount mentioned, in 120 equal and successive monthly payments starting on August 01 of 2002 and ending on July 01 of 2012, to be adjusted according to the monthly variation of IGP-M and interest of 6% p.a.

7.4. Other

In addition to the abovementioned amounts, CESP – Companhia Energética de São Paulo made advances to pay for monthly expenses in connection with family allowances, pursuant to benefits provided under Law 4,819/58, amounting to R$ 2,218 thousand, which, in the partial spin-off, were also allocated to the Company; and R$ 4,881 thousand, in connection with labor suits of retired employees, settled by the Company, which were the State's responsibility, thus totaling R$ 7,099 thousand. Company is negotiating with the Finance Secretariat to be reimbursed for such amount.

8. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

These are amounts referring to credits to be offset against future tax gains, determined on provisions that are temporarily nondeductible, as recorded under section "B" of Taxable Income Control Register – LALUR, and resulting from the following provisions:

	2002			2001
	Inc. Tax	Social C.	Total	Total
Doubtful Credits	18,470	6,002	24,472	24,472
Tax Contingencies	19,411	6,988	26,399	22,984
Labor Contingencies	14,890	5,360	20,250	6,643
Social Security Contingencies	1,706	614	2,320	1,494
Civil Lawsuit Contingencies	256	92	348	-
	54,733	19,056	73,789	55,593

9. DISPOSAL OF ASSETS AND RIGHTS

9.1. Transmission Line (LT) - Taquaruçu - Assis - Sumaré

As a result of the bid for Transmission Line Taquaruçu – Assis – Sumaré, conducted by ANEEL, the amount of R$ 3,240 thousand was established to reimburse the Company for making available studies and designs of the work under reference, and such amount was received in August of 2000.

Considering that the book value of such investment amounted to R$ 11,626 thousand, and in order to protect its economic and financial balance, the Company claims an additional indemnification of R$ 8,386 thousand with the Granting Authority.

9.2. Technical Center for Equipment Maintenance - CETEMEQ

On April 13, 1998, an Agreement for the Assignment and Transfer of Rights and Obligations was entered into by and between EPTE – Empresa Paulista de Transmissão de Energia Elétrica S.A., merged into by the Company on 10 de November de 2001, and Eletropaulo Metropolitana Eletricidade de São Paulo S.A., of the real estate located at Rua Lavapés, 463, Cambuci, Sao Paulo, amounting to R$ 70,496 thousand, at market value, including interest of 1% p.m. to be paid in 21 equal installments, monthly and successive, due on the first business day of each month, starting on May of 1998. Considering Eletropaulo Metropolitana Eletricidade de São Paulo S.A.'s refusal to recognize the transaction according to the abovementioned amount and having not received the installments, EPTE filed execution proceedings on February 11, 1999 and October 18, 2000, which are in course before the 1st e 36th Civil Court of the Central Court Jurisdiction of Sao Paulo, respectively.

In December of 2000 the net book value of such asset amounting to R$ 4,904 thousand was written off from Fixed Assets, and entries for sale, taxes levied on earnings, allowance for doubtful debtors and corresponding tax credits were recorded.

10. FIXED ASSETS

	2002			2001
	Adjust. Cost	Accumulated Depreciation	Net Balance	Net Balance
In Service				
Intangible assets	56.596	-	56.596	56.596
Land	81.554	-	81.554	81.554
Building, construction works & improvements	555.364	(264.967)	290.397	312.715
Machinery and equipment	4.377.002	(1.820.304)	2.556.698	2.668.866
Vehicles	30.509	(22.976)	7.533	10.425
Furniture and fixtures	20.067	(9.695)	10.372	9.233
	5.121.092	(2.117.942)	3.003.150	3.139.389
Under Construction	435.711	-	435.711	313.071
Special Obligations				
Reversal/Amortization Fund	(20.547)	-	(20.547)	(20.547)
Retention of Quotas	(3.506)	-	(3.506)	(3.506)
Donations Received	(8.260)	-	(8.260)	(3.712)
	(32.313)	-	(32.313)	(27.765)
	5.524.490	(2.117.942)	3.406.548	3.424.695

As set forth under Accounting Instruction 6.3.10, item 4, of the Accounting Manual for Electric Power Utility Companies, interest and other financial charges and inflation and exchange gains or losses amounting to R$ 57,527 thousand (2002) and R$ 8,166 thousand (2001), in connection with borrowings from Banco Societé Generale to be invested in fixed assets under construction are recorded as cost of such asset.

Pursuant to Articles 63 and 64 of Decree 41,019, of February 26, 1957, assets and facilities used in transmission are restricted to such services, and may not be removed, disposed of, assigned or given as mortgage guarantee without the previous and express consent of the Regulating Authority. Resolution 20/99 of ANEEL regulates the removal of restrictions on assets of Electric Power Utility concessions, granting previous authorization for the removal of restrictions on assets unserviceable to the concession, when meant for disposal, and further sets forth that the proceed of the disposal be deposited in a blocked bank account and that such funds be invested in concession activities.

11. TAXES PAYABLE

	2002	2001
Social contribution on capital gains	5,247	5,247
Income tax - Interest on own capital	4,546	1,177
Income tax on net income	1,696	2,107
COFINS	1,403	1,246
PIS/PASEP	1,151	448
Social contribution on net income	857	491
Inspection Fee - ANEEL	293	272
INSS	208	284
Other	343	79
	15,744	11,351

12. BORROWINGS, FINANCING OPERATIONS AND DEBT CHARGES

	2002				2001
		Principal			
	Charges	Current	Long Term	Total	Total
Foreign Currency					
Financial Institutions	541	27,223	68,059	95,823	68,679
Domestic Currency					
Fundação CESP	-	12,558	24,069	36,627	41,048
Eletrobrás - PRONI	8	50	785	843	916
	8	12,608	24,854	37,470	41,964
	549	39,831	92,913	133,293	110,643

12.1. Financial Institutions

They refer to the credit agreement with Banco Societé Generale, executed on April 14 of 1998, in the amount of FRF 269,528 thousand, corresponding to US$ 41,500 thousand, with the guarantee of Banco Real S.A. On such financing, that contributes for investments in Substation Miguel Reale, biannual interest is charged at the rate of 6.38% p.a.; and for Banco Real S.A. a post-shipment commission of 2.25% is paid in advance every six months, on the disbursed balance.

Amortization will be made in 10 equal and consecutive payments every six months, starting on November of 2001 and scheduled to end on May of 2006.

12.2. Fundação CESP

It refers to an agreement of Acknowledgement of Indebtedness and Other Covenants entered into in November of 1997, with the intervention and consent of Complementary Pension Secretariat, scheduled to expire in November of 2005.

Charges are determined based on the variation of the actuarial cost of the Plan of Complementation of Retirement and Pension for Employees of the Company (IGP-DI plus interest at 6% p.a.), or according to the variation of TR plus interest of 8% p.a., the higher of the two indexes shall apply, and incorporated into the principal on a monthly basis. For the year under reference, balances were adjusted by 30.71% according to the variation of the actuarial cost.

12.3. Long-Term Amortization Program

Due in	Currency	
	Foreign	Domestic
2004	27,224	12,608
2005	27,223	11,561
2006	13,612	50
2007	-	50
2008	-	50
After 2008	-	535
	68,059	24,854

Institution	Agreement		Amortizations	Interest Rate	2002 Principal
	Begins	Ends			
Societé Generale	2001	2006	10 biannual pyt.	Eurolibor	95,282
Fundação CESP	1997	2005	96 months	IGP-DI	36,627
ELETROBRAS - PRONI	1994	2021	80 quarterly pyt.	UFIR	835
					132,744

13. ESTIMATED OBLIGATIONS

	2002	2001
Vacation Pay and Vacation Bonus	18,466	19,479
Social charges on vacation pay and vacation bonus	8,137	8,845
Profit sharing	7,136	7,272
	33,739	35,596

14. PROVISIONS FOR FISCAL AND TAX CHARGES

The Company is contesting in court the constitutionality of the tax rate increase from 2% to 3%, and the increased basis for taxation, including financial revenues and non-operating revenues, of Contribution for Social Security Financing – COFINS, pursuant to Law 9,718/99.

While awaiting for a final decision to be rendered on the matter, a provision is being made for the amounts, and the Company is making the corresponding deposits in court.

15. PAYABLES

	2002			2001
	Current	Long Term	Total	Total
Fundação CESP	15,958	196,152	212,110	185,925
EMAE	5,301	-	5,301	12,557
CESP	13,174	-	13,174	-
	34,433	196,152	230,585	198,482

15.1. Fundação CESP

Amounts in compliance with the two agreements of Acknowledgement of Indebtedness to Finance Actuarial Deficit with Fundação CESP, referring to Plans of Additional Pro Rata Benefit Paid – BSPS due on a monthly basis. The balances of such agreements scheduled to end on November of 2017 are adjusted according to the variation of the actuarial cost (IGP-DI plus interest at 6% p.a.), which amounted to 30.71% for the year under reference.

15.2. EMAE

It refers to the purchase of Transmission Transformer Station – ETT – Piratininga, pursuant to the agreement entered into on December 23 of 1998, with EMAE – Empresa Metropolitana de Águas e Energia S.A. Interest at the rate of 0.75% p.m. and adjustment for inflation according to IGP-M are charged to the principal, with grace period until June of 2000 and amortization in 36 monthly and successive installments.

15.3. CESP

On April 7, 1999, CESP – Companhia Energética de São Paulo received a notice issued by the National Social Security Institute – INSS regarding unpaid contributions on severance payments made to its employees from October of 1992 through December of 1997.

The debt portion for which the Company was liable, amounting to R$ 19,818 thousand, was settled in April of 2002. The remaining obligation amounting to R$ 13,174 thousand was solved in December of 2002, and its effective payment occurred in February of 2003.

16. PROVISIONS FOR CONTINGENT LIABILITIES

	2002	2001
Tax - IPTU	77,642	63,015
Social Security - INSS	6,825	4,372
Labor	64,078	44,007
Civil Lawuits	1,023	752
	149,568	112,146

Lawsuits are analyzed on a quarterly basis and additional provisions are made, if necessary.

16.1. Tax - IPTU

Provision made on account of debts with the City Halls of São Paulo, Sao Jose dos Campos and Pindamonhangaba. Labor Contingencies.

16.2. Social Security - INSS

On August 10 of 2001, the Company received a notice issued by the National Social Security Institute – INSS regarding the lack of payment of contributions on compensations paid to employees, as advances – meals, morning snack and basic basket, referring to the period from April of 1999 to July of 2001. As a result, Management resolved to create a provision and made the corresponding deposit in court.

16.3. Labor

The Company has undertaken to be specifically liable for certain lawsuits, before different courts, resulting from the partial spin-off processes of CESP – Companhia Energética de São Paulo and ELETROPAULO – Eletricidade de São Paulo S.A.

17. SHAREHOLDERS' EQUITY

17.1. Share Capital

The authorized share capital of the Company totals R$ 1,469,090 thousand, of which R$ 615,696 thousand in common shares and R$ 853,394 thousand in preferred shares, all nominative shares without certificates and with no par value.

The subscribed and paid-up capital amounts to R$ 462,000 thousand, divided into 149,285,035 thousand shares, of which 62,558,663 thousand common shares and 86,726,372 thousand preferred shares.

Preferred shares are non-voting shares. However, they have priority for redemption of capital and payment of dividends of 10% p.a., noncumulative, calculated on the paid-in capital corresponding to this type of shares.

17.2. Company's Shareholding Structure

On December 31 2002, the main shareholders of the Company were the following:

	Common	%	Preferred	%	Total
Gov. of São Paulo State and					
Associated Co. - Controlling Interest					
State Finance Secretariat	33.134.660.880	52,97	6.321.251.879	7,29	39.455.912.759
Banco Nossa Caixa S.A.	5.136.117.240	8,21	7.686.364.200	8,86	12.822.481.440
Companhia do Metropolitano de São Paulo - METRÔ	1.979.332.142	3,16	-	-	1.979.332.142
Other	82.932.929	0,13	153.576.465	0,18	236.509.394
	40.333.043.191	64,47	14.161.192.544	16,33	54.494.235.735
Other - (Outstanding shares)					
Centrais Elétricas Brasileiras S.A. - ELETROBRAS	6.160.836.510	9,85	46.626.881.775	53,76	52.787.718.285
Federal Union	9.556.150.967	15,28	-	-	9.556.150.967
BNDES Part. S.A. - BNDESPAR	-	-	2.950.169.191	3,40	2.950.169.191
Caixa de Previdencia dos Funcionários do Banco do Brasil	296.439.000	0,47	1.348.157.697	1,55	1.644.596.697
Fundação Petrobrás de Seguridade Social - PETROS	-	-	1.057.600.000	1,22	1.057.600.000
LIGHTPAR - Light Participações S.A.	-	-	979.189.800	1,13	979.189.800
Wisteria Holdings	691.424.140	1,11	6.400.000	0,01	697.824.140
The Bank of New York - ADR Department	36.999.000	0,06	136.168.200	0,16	173.167.200
Officers	-	-	212.710	-	212.710
Board of Directors	31	-	103.808	-	103.839
Audit Committee	-	-	-	-	-
Outros (1)	5.483.769.964	8,76	19.460.296.468	22,44	24.944.066.432
	22.225.619.612	35,53	72.565.179.649	83,67	94.790.799.261
	62.558.662.803	100,00	86.726.372.193	100,00	149.285.034.996

(1) Includes shareholders who individually own share percentages lower than 5% of the voting stock.

17.3. Shareholders who Own more than 5% of the Voting Stock, as at December 31, 2002

	Number of Shares - In units					
	Common	%	Preferred	%	Total	%
Banco Nossa Caixa S.A.						
State Finance Secretariat	35,678,562	99.99	-	-	35,678,562	99.99
Other	17	0.01	-	-	17	0.01
	35,678,579	100.00	-	-	35,678,579	100.00
Centrais Elétricas Brasileiras S.ª - ELETROBRAS						
Federal Union	264,328,120,835	58.41	17,592,868,180	20.70	281,920,989,015	52.45
BNDESPAR	65,589,960,070	14.50	532,937,780	0.63	66,122,897,850	12.30
FND	22,810,794,898	5.04	-	-	22,810,794,898	4.24
Other	99,782,887,747	22.05	66,864,951,370	78.67	166,647,839,117	31.01
	452,511,763,550	100.00	84,990,757,330	100.00	537,502,520,880	100.00
BNDESPAR						
BNDES	1	100.00	-	-	1	100.00
BNDES						
União Federal	6,273,711,452	100.00	-	-	6,273,711,452	100.00

17.4. Capital Reserve

	2002	2001
Investment subsidies - CRC	1,802,084	1,802,084
Remuneration of Construction works - Own capital	633,053	633,053
Donations and investment subsidies	150,489	150,489
Fiscal incentives - FINAM	6,743	6,743
	2,592,369	2,592,369

a. Remuneration of Construction Works in Progress

It refers to credits resulting from capitalization of remuneration determined based on own capital funds used during construction, applied to construction works in progress and which can only be used for capital increases. As of 1999, the Company stopped adopting such procedure, as entitled under the Accounting Manual for Electric Power Utility Companies.

17.5. Surplus Reserve

	2002	2001
Legal Reserve	34,922	26,516
Statutory Resere	46,200	31,251
Unrealized Income Reserve	51,555	142,261
	132,677	200,028

a. Legal Reserve

Composed of 5% of the net income for the year, before any appropriation, up to a maximum of 20% of share capital.

b. Statutory Reserve

The By-laws of the Company provides for the creation of this reserve at the rate of 20% of the net income for the year, minus legal reserve and minimum mandatory dividends, up to the limit of 10% of share capital.

c. Unrealized Income Reserve

Unrealized income results from a credit balance of net balance sheet adjustment for inflation until 1995. This reserve is realized in proportion to depreciation and amortization of fixed assets. Realized amounts are transferred to the retained earnings account on a monthly basis.

The reduction in 2002 results from appropriation of interest on own capital.



17.6. Profit Distribution to Shareholders

As set forth under the Company's By-Laws, profit distribution to shareholders occurs every six months, and is determined based on the paid-in capital, as follows:

- 10% per annum for preferred shares; and
- Up to 10% per annum for common shares.

a. Interest on Own Capital

Pursuant to Law 9,249, of December 26,1995, legal entities taxed based on taxable income may pay interest on its own capital to its shareholders, as long as there is income earned before interest is deducted, or, on the amount of retained earnings and surplus reserve, limited to 50% of the corresponding account amounts in both situations, and interest paid or credited to shareholders may be deducted for tax purposes.

Therefore, during the year of 2002, the Board of Directors resolved on the appropriation of interest on own capital amounting to R$ 136,353 thousand (R$ 123,790 net of withholding tax).

Resolution		Payment
Date	Amount	Date
06/24/2002	54.353	08/23/2002
09/23/2002	32.000	11/22/2002
12/16/2002	50.000	02/14/2002
	136.353	

b. Appropriation of Income for the Year

	2002	2001
Net income for the year	168.137	70.959
Creation of Reserve		
Legal	(8.407)	(3.548)
Statutory	(14.949)	(7.051)
Realization of Unrealized Income Reserve		
Complementary Monetary Correction - Law 8.200/91	4.354	4.511
Income for distribution	149.135	64.871
Interest on own capital	(136.353)	(32.157)
Balance at the disposal of AGM	12.782	32.714
Additional dividends	(12.782)	(32.714)
	-	-
Minimum mandatory dividends	46.200	32.157

From the net income for the year, after creation and realization of reserves, the income for distribution is determined. The income for distribution amounts to R$ 149,135 thousand, which, after deducting interest on own capital of R$ 136,353 thousand, presents a balance of R$ 12,782 thousand. Management suggests that such balance be released for appropriation as additional dividends which, in addition to the mentioned imputed interest in the form of dividends, total 100% of the income for distribution, or 88.7% of the net income for the year.



18. FINANCIAL INCOME (EXPENSES) / INFLATION AND EXCHANGE GAINS OR LOSSES ON MONETARY ITEMS

	2002	2001
Revenues		
Investment income	58,607	32,905
Interest on Receivables - Finance Secretariat	9,134	5,579
Discounts obtained	-	3,056
Other	543	228
	68,284	41,768
Expenses		
Debt Charges	(10,373)	(12,950)
CPMF	(4,768)	(2,235)
Charges on RGR	(1,116)	(232)
Tax charges - CETEMEQ	(1,314)	-
Other	(1,460)	(533)
	(19,031)	(15,950)
Inflation and exchange gains or losses on monetary items		
Gains	58,487	10,171
Losses	(56,290)	(12,754)
	2,197	(2,583)



19. INCOME TAX AND SOCIAL CONTRIBUTION

The Company makes monthly provisions for income tax and social contribution on income on an accrual basis, determined based on monthly balance sheets (suspension and reduction).

19.1. Reconciliation of Income Tax and Social Contribution

Tax expenses are determined based on tax rates currently in force, amounting to 34%, of which 25% refers to income tax and 9% to social contribution.

	2002		2001	
	Inc. Tax	Social C.	Inc. Tax	Social C.
Income before Taxes	46.497	46.497	55.749	55.749
Tax under injunction - COFINS	11.610	-	6.096	-
Provision for Labor Contingencies	15.417	15.417	26.809	26.809
Provision for Tax Contingencies - IPTU	14.627	14.627	6.917	6.917
Provision for Social Security Contingencies	2.453	2.453	4.372	4.372
Provision for Civil Lawsuit Contingencies	271	271	-	-
Equity in the earnings of subsidiaries and associated companies	-	-	(6.704)	(6.704)
Discount in the acquisition of investment	30.407	20.670	(14.169)	282
Reversal of provissions	(9.284)	(9.284)	(15.056)	(15.056)
Compensation of negative basis for calculation - Limited to 30%		(27.106)		-
Other	(139)	(300)	269	66
Income - Tax Basis	111.859	63.245	64.283	72.435
Tax rate of 15%	(16.779)		(9.642)	
Tax rate of 10%	(11.162)		(6.404)	
Tax rate of 9%		(5.691)		(6.519)
Tax incentives	723	-	-	-
Provision for Income Tax and Social Contribution	(27.218)	(5.691)	(16.046)	(6.519)
Deferred Income Tax and Social Contribution	13.398	4.798	4.124	1.494
Income Tax and Social Contribution Expense	(13.820)	(893)	(11.922)	(5.025)

20. EMPLOYEE RETIREMENT AND PENSION PLANS

Complementary and supplementary retirement and pension plans for the Company's employees are kept with Fundação CESP.

20.1. Plan "A" – Complementary Retirement

This plan is governed by Law 4,819/58, which applies to employees hired until May 13, 1974, and provides for complementary retirement and pension benefits, leave and family allowance. The proper authorities of Sao Paulo State Government are responsible for the funds needed to support liabilities undertaken in this plan, pursuant to the agreement entered into by and between the State of Sao Paulo Finance Secretariat and the Company on December 10, 1999, effective until September 30, 2003. At the time, an agreement was entered into by and between the Company and Fundação CESP in order to set forth the obligations of both parties regarding payroll processing for such benefits.

20.2. Plan "B" and "B1" – Supplementary Retirement

Plans "B" and "B1" are ruled by Law 6,435/77, managed by Fundação CESP, and sponsored by the Company, and provide supplementary retirement and pension benefits whose reserves are determined by the capitalization method.

Plan "B" refers to the Supplementary Pro Rata Benefit Paid – BSPS determined on December 31, 1997 (CTEEP) and March 31, 1998 (EPTE), according to the regulation in force, at an economic, financial and actuarial balance at the time. The Company is responsible for the yearly actuarial liability (deficit or surplus) of this Plan, and on December 31, 2002 a surplus of R$ 11,203 thousand was determined.

On January 01, 1998 (CTEEP) and April 01, 1998 (EPTE) the Company implemented Plan "B1" establishing matching contributions for the Company and participants in order to keep the financial, economic and actuarial balance of the plan. This plan provides retirement and pension benefits for its employees, former employees and respective beneficiaries in order to supplement benefits provided by the social security system. The plan mixes 70% of defined benefit (DB) and 30% of defined contribution (DC).

Based on the appraisal of independent actuaries dated December 31, 2002 using the Method of Projected Credit Unit to determine actuarial liability as set forth under CVM Resolution 371, there are no additional liabilities to be recognized on the date of the Company's balance sheet, except for those already recognized as acknowledgement of debt and borrowing in connection with retained reserves summarized as follows:

a. Retained Reserves

See explanatory note 12.2.

b. Acknowledgement of Debt

See explanatory note 15.1.

Although EPTE has been merged in to the Company, supplementary benefit plans remain separate anc their original terms and characteristics remain unchanged. Below are the main economic and financia information regarding the Company's plans provided by Fundação CESP, showing reserve amounts an based on actuaries' opinion dated December 31, 2002:

	CTEEP			EPTE		
		Plan - B1			Plan - B1	
	Plan - B	Defined Benefit	Defined Contrib.	Plan - B	Defined Benefit	Defined Contrib.
Reserve for Inactive Participants	99,748	15,149	244	123,773	18,620	763
Reserve for Active Participants	336,525	67,865	6,398	178,867	41,621	10,591
Mathematical Reserves	436,273	83,014	6,642	302,640	60,241	11,354
Actuarial Liability	-	14,204	-	-	3,252	-
Net Assets (Pension)	436,273	97,218	6,642	302,640	63,493	11,354



Contributions made to Fundação CESP, whose values are recognized in the income statement for the year, amounted to $ 10,942 thousand (2002) and R$ 7,360 thousand (2001).

In addition to the plan benefits, the Company offers other benefits to its employees, such as medical, hospital and odontological assistance, which are also managed by Fundação CESP.

As at December 31, 2002, the main assumptions to determine actuarial liability are as follows:

	%
Discount Rate	15.54
Rate of return expected on Plans' Assets (Investments)	15.54
Future Salary Growth Rate	12.27
Benefits Adjustment for Inflation Rate	9.00
Estimated Inflation Rate	9.00

21. CONCESSIONS

According to Ordinance 185, of June 06 of 2001, issued by Ministry of Mines and Energy - MME, the Company's concession term for exploitation of electric energy utility service was extended for 20 years, starting on July 08 of 1995, including the basic system, connections and other facilities.

As a result, on June 20 of 2001, the agreement of Concession of Electric Power Transmission Utility Service was entered into by and between Company and the Granting Authority, through the National Agency of Electric Energy – ANEEL.

The concession agreement under reference was amended on December 14 of 2001, in view of the taking over of EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A. by the Company. The terms initially agreed upon were maintained, except for the permitted annual revenue level, which was reduced by 0.58% in July of 2002 and will be reduced by 3.56% in July of 2003, equivalent to 50% of efficiency gains expected to result from takeover.

22. FINANCIAL INSTRUMENTS

Book values of financial instruments as assets and liabilities, when compared to the amounts that could be obtained by trading them in an active market and, in their absence, at net present value adjusted based on the current market interest rate, are substantially close to their corresponding market values.

23. INSURANCE

Company's insurance policies are shown below according to type of risk and effective date:

Risks	Effective Date	Insured Amount		Premium	
		US$ tho	R$ tho	US$ tho	R$ tho
Property	10/03/02 - 10/03/03	-	200,000	-	3,665
Aircraft					
Liability/Hull	11/02/02 - 11/02/03	142,688	-	283	-
RETA (1)	11/02/02 - 11/02/03	-	844	-	6
General Liability	10/17/02 - 10/17/03	-	10,000	-	187
Domestic Transportation	09/18/02 - 09/18/03	-	200,000	-	65
International Transportation	06/01/02 - 06/01/03	5,500	-	16	-
Group Accident Insurance	05/01/02 - 05/01/03	-	13,725	-	7

(1) RETA – Liability of Exploiter or Air Carrier

23.1. Property Insurance

Coverage against fire and electrical damage for buildings and its contents, warehouses and facilities, as well as for equipment installed at Transmission Substations.

23.2. Aircraft Insurance

Mandatory coverage (RETA), Hull and Liability Insurance for the fleet of planes and helicopters.

23.3. General Liability Insurance

Coverage against indemnities for bodily injury, consequential and/or material damages caused to third parties as a result of Company's operations.

23.4. Domestic Transportation Insurance

Coverage against damages caused to goods transported by any adequate means domestically.

23.5. International Transportation Insurance

Coverage against damages to goods and equipment imported or exported by the Company.

23.6. Group Accident Insurance

Coverage against damages to certain employees and interns resulting from accidents.

TRANSMISSÃO PAULISTA

CNPJ 02.998.611/0001-04
PUBLICLY-HELD COMPANY

SCHEDULE I

STATEMENTS OF ADDED VALUE
FOR YEARS ENDING ON DECEMBER 31

(In thousands of Reals)

	2002	2001
VALUE ADDED GENERATION		
Revenue from use of power system and service	768,586	448,903
Non-operating revenues	10,292	2,510
	778,878	451,413
IMPUTS PURCHASED FROM THIRD PARTIES		
Third party services	(72,728)	(47,192)
Materials	(19,778)	(13,182)
Other operating imputs	(43,596)	(12,106)
Non-operating expenses	(12,127)	(5,230)
	(148,229)	(77,710)
GROSS ADDED VALUE	630,649	373,703
RETENTIONS		
Shares of reintegrations	(161,222)	(91,235)
NET ADDED VALUE GENERATED	469,427	282,468
ADDED VALUE RECEIVED AS TRANSFER		
Equity in the earnings of other companies	-	6,704
Amortization of negative goodwill	16,985	18,118
Financial income	68,284	41,768
ADDED VALUE TO BE APPORTIONED	554,696	349,058
APPORTIONMENT OF ADDED VALUE		
Work compensation	272,372	193,251
Taxes, duties and contributions	70,953	47,662
Interest and inflation and exchange gains or losses	16,834	18,533
Leases and rentals	3,629	5,513
Intraindustry - RGR and inspection fee - ANEEL	22,771	13,140
Distribution to shareholders	149,135	64,871
Creation/Realization of reserves	19,002	6,088
	554,696	349,058



SCHEDULE II

STATEMENTS OF CASH FLOWS
FOR YEARS ENDING ON DECEMBER 31

(In thousands of Reals)

	2002	2001
OPERATING ACTIVITIES		
Trade receivables	754.665	445.516
Other receivables	11.456	4.785
Trade payables	(84.918)	(73.118)
Employee payables	(286.529)	(211.045)
Taxes and contributions	(90.326)	(46.659)
	304.348	119.479
INVESTING ACTIVITIES		
Acquisition of fixed asset	(107.295)	(32.476)
FINANCIAL ACTIVITIES		
Investment income	46.242	35.475
Borrowings paid	(72.207)	(32.742)
Interest on own capital/Dividends	(130.778)	(44.245)
Bank expenses - CPMF	(4.671)	(2.065)
Other	(1.116)	(120)
	(162.530)	(43.697)
NON-OPERATING ACTIVITIES		
Other revenues (1)	92.295	135.098
Other expenses (2)	(19.818)	(70.650)
	72.477	64.448
INCREASE IN NET CASH	107.000	107.754
STATEMENT OF CHANGES IN CASH		
At beginning of year	268.401	160.647
At end of year	375.401	268.401
	107.000	107.754

(1) In 2002, it basically refers to amounts received from the State Finance Secretariat. In 2001, it also includes the cash balance of EPTE, merged into the Company on November 10, 2001.

(2) In 2002, it refers to payments made to CESP - Companhia Energética de São Paulo in connection with socia security obligations (INSS). In 2001, it also includes credit assignment agreement of CESP.



JOSÉ SIDNEI COLOMBO MARTINI

President

GERSON AMAURI FONTOURA DA SILVA KOZMA

Administrative Officer

CELSO SEBASTIÃO CERCHIARI

Technical Officer

CLÁUDIO CINTRÃO FORGHIERI

Financial and Investor Relations Officer

CLOVIS JOSÉ ROSSI

Accountant
CRC – 1SP127796/O-5

BOARD OF DIRECTORS

Chairman:
MAURO GUILHERME JARDIM ARCE

Deputy Chairman:
RUY MARTINS ALTENFELDER SILVA

Board Members:
CARLOS PEDRO JENS

CLÁUDIA MARIA COSTIN

EDUARDO REFINETTI GUARDIA

FERNANDO CARVALHO BRAGA

FERNANDO JOSÉ TENÓRIO ACOSTA

FERNANDO MAIDA DALL`ACQUA

GIULIA DA CUNHA FERNANDES PUTTOMATTI

LUCIA MARIA DAL MEDICO

LUIZ DE FREITAS BUENO

MIGUEL CARLOS FONTOURA DA SILVA KOZMA

NELSON VIEIRA BARREIRA

NORBERTO DE FRANCO MEDEIROS

SÍLVIO ALEIXO

Trevisan
The Global Solution

A free translation of the original report in Portuguese on financial statements prepared in accordance with accounting principles generally accepted in Brazil.

INDEPENDENT AUDITORS' OPINION

To the Shareholders and Directors of
CTEEP - Companhia de Transmissão de Energia Elétrica Paulista
Sao Paulo – SP

1 We have examined the balance sheet of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista as of December 31, 2002 and the respective statements of income, changes in shareholders' equity and changes in the financial position for the year ended on that date, prepared under the responsibility of its management. Our responsibility is to express an opinion on these financial statements.

2 Our exam was conducted according to generally accepted auditing standards applicable in Brazil and comprised: a) planning the audit work, taking account of the materiality of the balances, the volume of transactions and the company's accounting systems and internal accounting controls; b) verification, based on tests, of evidence and records supporting the reported accounting amounts and information; and c) an appraisal of the most significant accounting practices and estimates adopted by the company's management, as well as of the financial statements as a whole.

3 In our opinion, the financial statements referred to in Paragraph 1, present fairly, in all relevant respects, the financial position of the CTEEP - Companhia de Transmissão de Energia Elétrica Paulista as of December 31, 2002, the results of its operations, the changes in its shareholders' equity and changes in its financial position for the year ended on that date, in accordance with the accounting practices adopted in Brazil.

4 Additional information provided in Schedules I and II refer to the statement of added value and cash flow statement for the year ended on December 31, 2002. We have examined such information according to the auditing procedures mentioned under Paragraph 2 and, in our opinion, they are properly presented, in all material respects, with regard to the financial statements as a whole.

5 The financial statements for the year ended on December 31, 2001, including Schedules I and II, referring to statement of added value and cash flow statement, presented for comparison purposes, have been reviewed by another independent audit firm, whose unqualified opinion was issued on February 14, 2002.

São Paulo, February 14, 2003.



Orlando Octavio de Freitas Junior
Partner-Accountant
CRC 1SP178871/O-4
Trevisan Auditores Independentes
CRC 2SP013439/O-5


TRANSMISSÃO
PAULISTA

CNPJ 02.998.611/0001-04
PUBLICLY-HELD COMPANY

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of CTEEP – Companhia de Transmissão de Energia Elétrica Paulista, in compliance with the provisions set forth under paragraphs I, II, III and VII of Article 163 of Law 6404, of December 15, 1976, has examined the company's Financial Statements for the year ending on December 31, 2002, prepared according to the accounting principles established under chapters XV and XVI of the law under reference, comprising: Balance Sheet, Income Statement, Statement of Changes in Financial Position and Statement of Changes in Shareholders' Equity, and corresponding Explanatory Notes, as well as additional information in connection with Value Added Statement and Cash Flow Statement on the corresponding dates and the Board of Directors' Report on the corporate business and main administrative facts of the year.

Based on the conducted review and on the Independent Auditors' Opinion, it is our opinion that the Board of Directors' Report, the Financial Statements and additional information are suitable to be submitted to Shareholders for consideration and approval.

This is our Opinion.

Sao Paulo, March 10, 2003

Carlos Alberto Pontelli

Energita Alves Moreira

Raimundo Francisco Alencar de Melo

Rômulo Rodrigues

Sérgio Luiz Xavier Porto